UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.
For the Month of March, 2011
Commission File Number: 001-12126
CHINA ENTERPRISES LIMITED
(Exact name of registrant as specified in its charter)
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CHINA ENTERPRISES LIMITED

SIGNATURE

PRESS RELEASE OF CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 7, 2011
CHINA ENTERPRISES LIMITED
By:      /s/ Yap, Allan
Name: Yap, Allan
Title: Chairman

CHINA ENTERPRISES LIMITED
PRESS RELEASE
CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2009
NEW YORK, March 7, 2011 — The Board of Directors of China Enterprises Limited (“the Company”) announces the following financial information of the Company for the year ended December 31, 2009: —
Financial Highlights

	Year ended	Year ended
	December 31, 2008	December 31, 2009
Revenue	Nil	Nil
Operating (loss)	Rmb(5.8M)	Rmb(2.8M)
Profit/(loss) before income tax and equity earning from affiliate	Rmb(116.4M)	Rmb17.3M
Net income/(loss)	Rmb(71.4M)	Rmb247M
Net earning/(loss) per common share	Rmb(7.92)	Rmb27.39
The financial results of the Company in fiscal 2008 and 2009 greatly depended on the share of result of its affiliate in the tire business, Hangzhou Zhongce Rubber Co., Ltd. (“Hangzhou”).
Operating loss decreased to Rmb2.8 million in 2009 compared to Rmb5.8 million for the last year. The Rmb2.8 million on operating loss mainly represented administrative expenses incurred for the year ended December 31, 2009.
Profit before income tax and equity earning from affiliate for the year ended December 31, 2009 increased to Rmb17.3 million compared to loss of Rmb116.4 million in 2008. The net income for the fiscal year 2009 consisted mainly of unrealized gain recognized on trading securities amounted to Rmb15.5 million, investment income of Rmb6 million, interest income of Rmb3.3 million, interest expenses of Rmb4.5 million, income tax expense of Rmb25.5 million and the Company’s share of net profit of Hangzhou in an amount of Rmb255.1 million.
The Annual General Meeting for the Company will be held in Hong Kong on March 31, 2011. Based on the record date of March 7, 2011, the Company will dispatch a notice of the meeting and a proxy statement to shareholders in due course.
***End***

For more information, please contact:
Hong Kong China Enterprises Limited Mr. Chow Chun Man, Jimmy Tel: (852) 2372 0130 Fax: (852) 2537 6591	New York Pristine Advisers LLC Telephone: (631) 756-2486 Fax: (646) 478-9415